Dear Fellow Shareholders,

Pacific Rim Mining Corp.’s two-pronged approach to advancing its flagship El Dorado gold project continued to progress during the Company’s third fiscal quarter of 2007. On the exploration front, the Company’s renewed focus on exploration drilling resulted in the discovery of a number of new high grade gold zones at El Dorado. On the development side, considerable progress was made on the Company’s El Dorado feasibility study and in its public and government relations programs directed at securing a mining permit for the El Dorado project.

During Q3 2007 the Company’s exploration drilling focused on the area around the Minita deposit and the nearby planned infrastructure site. Two new targets were discovered during the Company’s second quarter of fiscal 2007 – the Los Jobos and Deep Minita zones – and were tested further by a number of holes drilled during Q3 2007 with encouraging results. During the course of condemnation drilling at the proposed tailings impoundment site, roughly 500 meters east of the South Minita deposit, the Company discovered a new, blind, high grade vein structure dubbed the Balsamo target.

The Balsamo target has now been intersected over a strike length of approximately 250 meters and a vertical dimension of 150 meters. It remains open in all directions. The Balsamo target is of particular interest to the Company for a number of reasons. Firstly, the results generated to date contain particularly high gold grades over wide vein widths. Secondly, the Balsamo target is located in a previously unknown structure sub-parallel to the prolific Minita vein structure, and may hold the potential for one or more deposits similar to those that occur in the Minita structure.

The high grade Balsamo discovery is the most exciting event to happen to the El Dorado Project since the discovery of Minita and has the potential to increase production levels at the proposed El Dorado operation without substantially delaying the development of the property. All of the Company’s resources are focused on the advancement and inclusion of this exciting discovery.

Because of the potential impact the expanding high grade Balsamo deposit may have on the economic landscape of the El Dorado project, the Company has opted to temporarily defer completion of its El Dorado feasibility study. The Balsamo discovery will be aggressively drilled in the coming months with the aim of defining the gold and silver ounces in this deposit and including them in the project’s economic assessment. The feasibility study will conclude when this information is obtained.

During Q3 2007 Pacific Rim commenced a Phase 1 drill program at Santa Rita to test the Trinidad vein, where very high gold grades were discovered at surface by the Company in 2005. This program was put on hold in December 2006 in order to diffuse a series of localized protests to the Company’s activities there that had been escalating. The Company is actively pursuing a negotiated, peaceful resolution to this situation so that the Santa Rita drill program can resume in a timely manner.

During the coming months Pacific Rim intends to continue to focus on exploring for additional gold and silver resources at the El Dorado project in El Salvador by further drill testing the promising Balsamo discovery and scouting for additional targets around the established resources and reserves at the proposed El Dorado mine site. The Company will continue its mediated dialogue with the NGOs and community leaders from the Santa Rita area and will resume its Santa Rita drill program once these meetings conclude.

On behalf of the board of directors,

“Thomas Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
President and CEO	Chairman

March 12, 2007
Vancouver, BC